December 9, 2015

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds Post-Effective Amendments Nos. 230 and 232 to the Registration Statement on Form N-1A (File Nos. 033-11387 and 811-04984)

Dear Ms. Vroman-Lee:

The following are responses by and on behalf of the American Beacon Funds (“Registrant”) to the comments received from you by telephone on (i) November 6, 2015 regarding Post-Effective Amendment No. 230 to the Registration Statement on Form N-1A (“Registration Statement”) for the American Beacon Sound Point Floating Rate Income Fund (“Fund”), a new series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on September 25, 2015 and (ii) November 18, 2015 regarding Post-Effective Amendment No. 232 (“PEA 232”) to the Registration Statement for the Fund that was filed with the SEC on October 6, 2015. You also provided comments on November 4, 2015 regarding the Registration Statement on Form N-14 (File No. 333-207381) for the Fund that was accepted as filed with the SEC on October 13, 2015. To the extent relevant, this letter addresses all of the above-referenced comments. Your comments and the Registrant’s responses are set forth below. The Registrant believes that the responses below fully address all of the Staff’s comments. Defined terms used but not defined herein have the respective meanings assigned to them in PEA 232.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	Please move the footnote discussing the contingent deferred sales charge to the end of the Fee Table in the Fund Summary.

The Registrant has made the requested change.

Securities and Exchange Commission

December 9, 2015

2.	Footnote two to the Fee Table in the Fund Summary discusses the Manager’s contractual agreement (“Agreement”) to waive fees and/or reimburse expenses of the Fund’s A Class, C Class, Y Class, Institutional Class, Investor Class and SP Class shares through December 31, 2017. Confirm that the Manager may not be reimbursed by the Fund for any contractual fee waivers or expense reimbursements after the Manager ceases to be the Fund’s investment adviser.

In connection with its approval of the Agreement, the Registrant’s Board of Trustees (“Board”) approved the recovery by the Manager of any fees waived and/or expenses reimbursed if during the three years following such waiver or reimbursement the expense ratio falls below the limit on total annual operating expenses for the Fund as set forth in the Agreement. The Board did not place any limitations on the Manager’s ability to recover such expenses, except those provided in the resolution. In light of the Staff’s position that expenses cannot be recouped after an adviser ceases to provide investment advisory services to a fund, the Registrant agrees that, in the event the Manager ceases to be the Fund’s investment adviser, the Manager’s ability to recoup fees waived and expenses reimbursed to the Fund will terminate.

3.	Disclose in an appropriate section of the Prospectus that it may take longer than seven days for transactions in bank loans to settle. Also address supplementally how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

The Registrant has replaced “Fund Summary−Principal Risks−Loan Interests Risk” with the following:

“Unlike publicly traded common stocks which trade on national exchanges, there is no central place or exchange for loans to trade. Loans trade in an over-the-counter market, and confirmation and settlement, which are effected through standardized procedures and documentation, may take significantly longer than seven days to complete. Extended trade settlement periods may, in unusual market conditions with a high volume of shareholder redemptions, present a risk to shareholders regarding the Fund’s ability to pay redemption proceeds within the allowable time periods stated in its prospectus. The secondary market for floating rate loans also may be subject to irregular trading activity and wide bid/ask spreads. The lack of an active trading market for certain floating rate loans may impair the ability of the Fund to sell its loan interests at a time when it may otherwise be desirable to do so or may require the Fund to sell them at prices that are less than what the Fund regards as their fair market value and may make it difficult to value such loans. Interests in loans made to finance highly leveraged companies or transactions, such as corporate acquisitions, may be especially vulnerable to adverse changes in economic or market conditions.”

Securities and Exchange Commission

December 9, 2015

In order to meet short-term liquidity needs, Sound Point Capital Management, LP (“Sub-Advisor”), the sub-advisor to the Fund, will maintain a portion of the Fund’s assets in high-quality fixed income securities, including money market instruments and money market mutual funds. Pursuant to an order issued by the SEC, the Fund is eligible to participate in an inter-fund credit facility whereby the Fund, under certain conditions, is permitted to lend money to, or borrow directly from, other series of the Registrant for temporary purposes, such as when the cash position of the Fund is insufficient to meet temporary cash requirements. Disclosure regarding the inter-fund credit facility may be found on pages 7-8 of the SAI.

4.	Confirm that the Fund includes a statement in the Prospectus that investments in bank loans may not be securities and, therefore, may not have the protections afforded by the federal securities laws.

The Registrant confirms that in the “Additional Information About the Fund−Additional Information About Risks−Loan Interests Risk” section of the Prospectus, the Registrant states that “[l]oan interests may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws.”

5.	The Fund’s risk disclosure does not describe the fact that bank loans can take significantly longer than seven days to settle and that this can translate into a risk for investors that they not get paid if they redeem. Also confirm that the Fund’s risk disclosure describes the fact that investments in bank loans may not be securities and, therefore, may not have the protections afforded by the federal securities laws. As applicable, revise the disclosure to include these risks as principal risks of investing in the Fund.

Please see the Registrant’s response to Comments 3 and 4 above.

6.	Explain supplementally whether the floating rate loans in which the Fund invests are senior loans, i.e., first or second tier loans.

The Registrant confirms that the senior floating rates loans in which the Fund may invest are first and second tier loans.

7.	The disclosure in the penultimate sentence of the second paragraph in the “Principal Investment Strategies” section of the Fund Summary states that “[t]he sub-advisor considers preservation of capital when consistent with the Fund’s investment objective.” Explain supplementally how the Sub-Advisor reconciles its consideration of the preservation of capital with the Fund’s investment objective to “provide a high level of current income consistent with strong risk-adjusted returns.”

Securities and Exchange Commission

December 9, 2015

The Sub-Advisor does not believe that a high level of current income is inconsistent with preservation of capital. The Fund seeks to “provide a high level of current income consistent with strong risk-adjusted returns.” Accordingly, when making its investment decisions, the Sub-Advisor considers the investment risk associated with each security. The preservation of capital in addition to current income may result from the management by the Sub-Advisor of the Fund’s investment risk.

8.	The disclosure in the second sentence of the fourth paragraph in the “Principal Investment Strategies” section of the Fund Summary states that “[a]s short-term interest rates decline, interest payable to the Fund should decrease.” Also add disclosure to the “Principal Investment Strategies” section of the Fund Summary regarding the impact on the Fund of an increase in short-term interest rates.

In response to the Staff comment, the Registrant has added the following sentence immediately after the sentence referenced in the Staff’s comment:

“Alternatively, during periods of increasing interest rates, changes in the interest rates of floating rate securities may lag behind changes in market rates or may have limits on the maximum increases in interest rates.”

9.	Will the Fund invest in collateralized loan obligations (“CLOs”)? If the Fund will invest in CLOs, confirm that the Fund will invest no more than 15% of its portfolio in CLOs.

The Fund does not currently intend to invest in CLOs.

10.	The disclosure in the “Principal Risks−Floating Rate Securities Risk” section of the Fund Summary states that “[t]he interest rates payable on certain fixed income securities in which the Fund may invest are not fixed and may fluctuate based upon changes in market rates.” Please confirm that this concept is discussed in the “Principal Investment Strategies” section of the Fund Summary and add to the risk factor a discussion of the impact that interest rate fluctuations associated with floating rate securities is expected to have on the Fund.

In response to the Staff comment, the Registrant has added the following disclosure to the fourth paragraph in the “Principal Investment Strategies” section of the Fund Summary:

Securities and Exchange Commission

December 9, 2015

“The interest rates payable on Floating Rate Loans and other floating rate debt securities are not fixed and may fluctuate based upon changes in market rates.”

The Fund also has added the following disclosure to the “Principal Risks−Floating Rate Securities Risk” section of the Fund Summary and the “Additional Information About the Fund−Additional Information About Risks−Floating Rate Securities Risk” section of the Prospectus:

“As short-term interest rates decline, interest payable on floating rate securities typically should decrease. Alternatively, during periods of increasing interest rates, changes in the interest rates of floating rate securities may lag behind changes in market rates or may have limits on the maximum increases in interest rates. The value of floating rate securities may decline if their interest rates do not rise as much, or as quickly, as interest rates in general. Conversely, floating rate securities will not generally increase in value if interest rates decline.”

11.	In the “Principal Risks−Liquidity Risk” section of the Fund Summary or another risk factor, as appropriate, disclose that bank loans can take significantly longer than seven days to settle and that this can translate into a risk for investors that they will not get paid if they redeem.

Please see Registrant’s response to Comment 3 above.

12.	Confirm whether the two portfolio managers listed in the “Management” section of the Fund Summary are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

The Registrant confirms that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. A statement to this effect is included in the “Fund Management−The Sub-Advisor” section of the Prospectus.

13.	The disclosure in the “Additional Information About the Fund−Additional Information About Risks−Loan Interests Risk” section of the Prospectus states that the Fund may acquire a loan interest by assignment or by acquiring a participation interest in a loan that is held by another party. The disclosure discusses the possible limitations on the Fund’s rights, obligations and remedies as an assignee or the purchaser of a participation interest. Confirm that, consistent with the guidance provided by the Staff in no-action letters to Pilgrim Prime Rate Trust (pub. avail. June 28, 1989) and Putnam Diversified Premium Income Trust (pub. avail. July 10, 1989), in connection with the purchase of an assignment or loan participation interest, the Fund will treat both the corporate borrower and lending intermediary as “issuers” of the loan interest purchased by the Fund.

Securities and Exchange Commission

December 9, 2015

The Registrant believes that the position noted in the Staff’s comment and expressed in the Pilgrim Prime Rate Trust and Putnam Diversified Premium Income Trust no-action letters applies to funds that are sub-classified as “diversified” investment companies under Section 5(b)(1) of the Investment Company Act of 1940, as amended (“1940 Act”). Since the Fund is sub-classified as a “non-diversified” investment company under Section 5(b)(2) of the 1940 Act, the Registrant does not believe that the Staff position noted in the comment above is currently applicable to the management of the Fund.

A “diversified” fund is subject to the following limitations with respect to at least 75% of the value of its total assets: (i) the fund may not invest more than 5% in the securities of any one issuer (other than securities of the U.S. government and its agencies and instrumentalities), and (ii) the fund may not own more than 10% of the outstanding voting securities of any one issuer. In the Pilgrim Prime Rate Trust and Putnam Diversified Premium Income Trust no-action letters, the Staff stated, in relevant part, that a diversified fund is required to treat both corporate borrowers and the lending intermediaries selling loan participation interests as issuers for purposes of requirement that the fund not invest more than 5% of its total assets in the securities of any one issuer (the “5% Requirement”). Since the Fund is a non-diversified investment company under Section 5(b)(2) of the 1940 Act, it is not currently required to comply with the 5% Requirement. If the Fund were to change its sub-classification under the 1940 Act in the future to be sub-classified as a diversified fund, the Registrant confirms that when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of compliance with the 5% Requirement.

14.	Confirm supplementally that the relationship between the two portfolio managers described in the “Fund Management−The Sub-Advisor” section of the Prospectus is accurate.

The Registrant confirms that the relationship between the two portfolio managers described in the “Fund Management−The Sub-Advisor” section of the Prospectus is accurate, since each individual is a co-portfolio manager of the Fund.

Statement of Additional Information

15.	Disclose information regarding the Trustees Emeritus in the tables included in in the “Trustees and Officers of the Trust” section of the SAI.

Form N-14, Item 13 requires that an acquiring fund disclose the information specified by Form N-1A, Item 17. Form N-1A, Item 17 requires registrants to disclose information regarding trustees and officers of the Fund and, if the Fund has an advisory board, members of the board. Form N-1A, Item 17(c) also requires registrants to disclose information regarding compensation paid to “any affiliated person of the Fund who received aggregate compensation from the Fund for the most recently completed fiscal year exceeding $60,000.”

Securities and Exchange Commission

December 9, 2015

As stated on page 19 of the SAI, “[a] Trustee Emeritus must commit to provide certain ongoing services and advice to the Board members and the Trusts; however, a Trustee Emeritus does not have any voting rights at Board meetings and is not subject to election by shareholders of the [American Beacon] Fund(s).” The Trustees Emeritus also are not members of any advisory board to the American Beacon Funds. Additionally, the disclosure following the “Trustee Compensation” table on page 19 of the SAI states that “[c]urrently, two individuals who retired from the Board prior to September 12, 2008, have assumed Trustee Emeritus status. One receives an annual retainer of $20,000 from the Trusts. The other individual and his spouse receive annual flight benefits of up to $40,000 combined, on a tax-grossed up basis, on American Airlines.” Even if the Trustees Emeritus are “affiliated persons” of the Trust within the meaning of Section 2(a)(3) of the 1940 Act, neither received aggregate compensation from the Trust for the most recently completed fiscal year exceeding $60,000. Therefore, the Registrant does not believe that disclosure regarding the background, American Beacon Fund holdings, and compensation paid to Trustees Emeritus is required.

16.	In the Fund’s Fee Table, please break out the service fees described in the “Additional Information−Distribution and Service Plans” section of the Prospectus and the “Management, Administrative and Distribution Services” section of the SAI as a subcaption of “Other Expenses” as provided by Instruction 3(b) to Item 3 of Form N-1A.

Form N-1A, Item 3, Instruction 3(b) states “[u]nder an appropriate caption or a subcaption of “Other Expenses,” disclose the amount of any distribution or similar expense deducted from the Fund’s assets other than pursuant to a rule 12b-1 plan.” As disclosed in the Prospectus and SAI, the Fund will pay fees pursuant to a shareholder services plan for its A Class, C Class, Y Class and Investor Class shares for certain non-distribution shareholder services provided by financial intermediaries. These fees are not “distribution or similar expenses.” Therefore, Instruction 3(b) does not apply. This position is consistent with the practices of many other mutual funds.

The Registrant notes that other series of the Registrant have paid fees pursuant to a non-Rule 12b-1 shareholder service plan for many years and have properly included these fees in “Other Expenses.” To the best of Registrant’s knowledge there has been no change in applicable Form N-1A requirements. Accordingly, the Registrant respectfully declines the comment.

Securities and Exchange Commission

December 9, 2015

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan
Diana Lai
American Beacon Advisors, Inc.